Exhibit 12.1

Ratio of Earning to Fixed Charges

(Dollars in thousands)

	Pro Forma Three Months Ended	Three Months Ended	Pro Forma Fiscal Year Ended	Fiscal Year Ended January 31,
	April 30, 2004	April 30, 2004	2004	2004	2003	2002	2001	2000

EARNINGS:

Income (loss) before income taxes and minority interest in earnings of subsidiaries	409	(1,707)	27,642	16,534	7,938	(26,862)	8,199	12,481
Equity in earnings of equity investees	—	—	(10)	(10)	(9)	—	(51)	729
Minority interest in pre-tax income of subsidiaries with no fixed charges	(215)	(215)	(779)	(779)	(918)	(774)	(305)	(174)
Fixed earnings	9,395	11,511	39,341	50,449	54,847	55,817	57,103	60,137
Total earnings	9,589	9,589	66,194	66,194	61,858	28,181	64,946	73,173

FIXED CHARGES:

Interest expense	7,665	9,781	32,400	43,528	48,007	48,974	49,779	52,293
Interest portion of rent payments (2)	1,730	1,730	6,921	6,921	6,840	6,843	7,324	7,844
Total fixed charges	9,395	11,511	39,341	50,449	54,847	55,817	57,103	60,137

RATIO OF EARNINGS TO FIXED CHARGES	1.02	(1)	1.68	1.31	1.13	(1)	1.14	1.22

(1)  The amount by which earnings did not cover fixed charges was $1.9 million and $27.6 million for the three months ended April 30, 2004, and the year ended January 31, 2002 respectively.

(2)  The interest portion of rent payments was estimated to be one-third of rental expense.